Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

February 3, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Aspiriant Risk-Managed Capital Appreciation Fund

File Nos. 333-250130, 811-23619

Dear Mr. Be:

The following responds to the comments you provided via email on December 16, 2020 and clarified on December 28, 2020 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the Aspiriant Risk-Managed Capital Appreciation Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1. Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges the Staff’s comment.

2. Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

Response: The Registrant confirms that it has not requested or received exemptive relief. The Registrant further confirms that it does not currently expect to submit any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

3. Comment: We note your filing contemplates a formation transaction with a predecessor Account. Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws.

Response: Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), Global Capital Opportunities, L.P. (the “Predecessor Fund”) will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares of the Fund. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the reorganization. The Registrant anticipates that as soon as possible after the effective date of the Registrant’s registration statement and contemporaneously with the public offering of its shares (the “Exchange Date”), pursuant to the terms of an Agreement and Plan of Exchange and Reorganization (the “Agreement”) between the Predecessor Fund, a Delaware limited partnership and the Fund, the Fund will acquire substantially all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the partners of the Predecessor Fund of all of the Fund shares received in exchange for their partnership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

Cover Page

4. Comment: Disclose the date for the Commencement of Operations. We may have further comment.

Response: The Registrant intends to commence operations as soon as possible after the Registration Statement is declared effective and will revise the first sentence of the fourth paragraph of the Cover Page as follows:

Simultaneous with the commencement of the Fund’s operations (“Commencement of Operations”), which is expected to occur on or about [date to be inserted when known], 2021 the Global Real Estate Opportunities, L.P. (the “Predecessor Fund”), reorganized with and transferred substantially all its assets into the Fund.

5. Comment: If accurate, please revise the first bullet under “Shares are an illiquid investment” to begin “Our Shares are subject to transfer restrictions and …” Later in your document please disclose any transfer restrictions associated with the Shares.

Response: The Registrant respectfully declines to revise the referenced disclosure. The Registrant discloses any transfer restrictions associated with the Shares under the Transfers of Shares section in the Prospectus.

Prospectus

Investment Objective and Strategies (page 4)

6. Comment: Your disclosure indicates that the Fund’s secondary investment objective is to achieve returns with “moderate correlation to equity and fixed income markets.” Here and in greater detail elsewhere, please explain what this means and how the Fund’s investment strategy is designed to achieve it.

Response: The secondary investment objective has been removed, as the strategy has some correlation to an equity strategy.

Performance (page 4)

7. Comment: Explain supplementally why the Predecessor Fund’s performance will not be adjusted to reflect projected Acquired Fund Fees and Expenses.

Response: Acquired Fund Fees and Expenses are included in the Predecessor Fund’s expenses and its performance is net of those and other expenses. Therefore, no additional adjustment is necessary.

Investment Strategies (page 8)

8. Comment: Explain your investment thesis clearly and concisely. For example, discuss the methodology that the Investment Manager will use in selecting, allocating and monitoring the Fund’s investments in the various Investment Funds and their respective strategies. If material, please ensure your disclosure includes a discussion of the types of initial and on-going diligence the Investment Manager performs on the underlying funds and managers and the procedures it uses to monitor overall portfolio risk.

Response: The Registrant will add the below disclosure under the Investment Strategies section.

Investment Process

In selecting and monitoring particular Investment Funds to which the Fund will allocate assets, the Investment Manager will be guided by the following general criteria:

•	the Investment Fund’s and the Underlying Manager’s past performance and reputation;
•	the degree to which a specific Underlying Manager or Investment Fund complements and balances the Fund’s portfolio and correlates to the strategies employed by other Underlying Managers and Investment Funds selected by the Fund;

•	the fees payable in connection with a particular investment;
•	the size of assets managed;
•	the continued favorable outlook for the strategy employed; and
•	the ability of the Fund to make withdrawals or liquidate its investment.

In reviewing the degree to which a specific Investment Fund complements and balances the Fund’s portfolio, the Investment Manager utilizes quantitative methods to calculate correlations amongst Underlying Managers during the selection and ongoing monitoring of the investments. The Investment Manager will consider the fees payable in connection with a particular investment to evaluate execution and compare net returns. The Investment Manager will consider the assets under management of the Underlying Managers to evaluate whether the Underlying Managers are appropriate for the respective underlying strategies, given that certain strategies may be more or less appropriate at different asset levels. In an effort to optimize its investment program, the Fund may allocate a portion of its capital to managers who lack historical track records but, in the Investment Manager’s judgment, offer exceptional potential.

The Investment Manager will see this effort revisited from time to time for the life of the Fund. The Investment Manager intends to monitor the overall level of assets managed, the estimated capacity of each Investment Fund, any management or firm ownership changes and the adherence to the pre-defined strategy and risk/return targets set forth when the investment was made. The Investment Manager will regularly monitor the returns of each Investment Fund in an effort to evaluate whether its return pattern is consistent with the expected return pattern for that particular Investment Fund or investment strategy, as applicable. If any Investment Fund’s returns fall outside certain limits established by the Investment Manager, the Investment Manager may carry out a formal review of the Investment Fund to determine if a reallocation of the Fund’s assets is necessary.

9. Comment: The third paragraph in this section is particularly dense. Consider using bullet points to distinguish the different types of Investment Funds in which the Fund may invest.

Response: The Registrant will use bullet points to distinguish the different types of Investment Funds in which the Fund may invest in the amendment to the Fund’s Registration Statement.

Principal Risk Factors (page 8)

10. Comment: On page 9, two separate risk factors contain duplicative captions of “Limited Liquidity; In-Kind Distribution.” Consider revising these risk factors to better characterize each of the risks addressed.

Response: The Registrant will revise the sub-heading “REPURCHASE OFFERS; LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS” on page 9 of the Prospectus as follows:

REPURCHASE OFFERS~~; LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS~~.

Borrowing; Use of Leverage (page 9)

11. Comment: Explain what the phrase “to trade notional equity in excess of the equity actually available in their accounts” means in plain English.

Response: The Registrant will revise the fourth sentence beneath the sub-heading “BORROWING, USE OF LEVERAGE” on page 9 of the Prospectus as follows:

The use of leverage increases both risk and profit potential. The Investment Manager may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) employing certain Underlying Managers (many of which trade on margin and do not generally need additional capital in order to increase the level of the positions they acquire for it) to trade on the notional value of equity derivatives contracts (which is the value of the shares that are controlled rather than the cost of the transaction) ~~notional equity in excess of the equity actually available in their accounts~~ or (iv) a combination of these methods.

Derivative Instruments (page 9)

12. Comment: Tailor the disclosure related to the Fund’s derivatives to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. See Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment Companies dated July 30, 2010.

Response: The Registrant confirms that the disclosure in the Prospectus regarding the Fund’s expected use of derivatives complies with the Letter to ICI from Barry Miller regarding Derivatives-Related Disclosures by Investment Companies dated July 30, 2010.

Investment Strategy-Specific Investment-Related Risks (page 13)

13. Comment: The disclosure changes the meanings of defined terms. In particular, the terms “Investment Manager” and “Fund” have been changed to refer to underlying managers and funds. This makes the subsequent disclosures confusing. Please clarify the disclosures by using defined terms consistently.

Response: The Registrant confirms it will update the disclosure to use the aforementioned defined terms consistently.

Limits of Risk Disclosure (page 18)

14. Comment: Delete the first sentence of this section. Discuss all of the principal risks to the fund in the Risk Factor section.

Response: The Registrant will replace the first sentence of this section with the following: “The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware.”

Global Capital Opportunities, L.P. Performance (page 19)

15.	Comment: Please provide the following information supplementally in correspondence:

a.	Describe the background of the predecessor Account, including information about when and why the predecessor Account was created.

Response: The Predecessor Fund commenced operations on July 25, 2007. The Predecessor Fund’s general partner is Advanced Capital Intelligence, LLC, an affiliate of the Investment Manager, and the Predecessor Fund’s investment adviser is the Investment Manager. The Predecessor Fund was created to provide investors qualifying as “Qualified Purchasers” under Section 3(c)(7) of the Investment Company Act with access to a diversified portfolio of pooled investment vehicles and separate accounts that can generate a high total return on investment with moderate correlation to global equity and fixed income markets.

b.	State whether the adviser for the Fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other Accounts that were materially equivalent to the Fund and whether these other Accounts are being converted to registered companies, and if not, why not? Explain why the predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the predecessor Account.

Response: The Registrant confirms that the Investment Manager was the adviser for the Predecessor Fund for the entire performance period intended to be shown in the Prospectus. The Investment Manager did not manage any other accounts that were materially equivalent to the Predecessor Fund.

c.	State whether the predecessor Account transferred substantially all of its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered fund. Also state whether a portion of the predecessor fund was redeemed prior to the conversion and, if so, where were the proceeds of those redemptions directed.

Response: The Predecessor Fund expects to transfer substantially all of its portfolio securities at the time of transfer to the Fund and does not presently anticipate that any portion of the Predecessor Fund will be redeemed prior to the transfer.

d.	State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code. If a predecessor Account cannot represent that it could have complied with Subchapter M, we may determine that the fund cannot present the predecessor’s performance.

Response: The Investment Manager cannot represent that the Predecessor Fund would have complied with Subchapter M for all of the prior periods because it was not monitoring for the Predecessor Fund’s compliance with Subchapter M. Please note that the Registrant has disclosed in the Prospectus that it intends to elect to be taxed as a partnership and therefore it will not be required to comply with Subchapter M.

e.	Describe supplementally whether the predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation.

Response: The Registrant confirms supplementally that the Predecessor Fund made no change to its investment strategy since November 3, 2019.

16. Comment: Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Registrant confirms that the Fund has the records necessary to support the calculation of performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

17. Comment: Clarify that the performance is of the Predecessor Fund, rather than a “similarly managed account.”

Response: The Registrant will revise the final sentence of the final paragraph of beneath the heading “GLOBAL REAL ESTATE OPPORTUNITIES, L.P. PERFORMANCE” in the Prospectus as follows:

The prior performance information represents the historical performance for ~~a similarly managed account~~ the Predecessor Fund and is not the Fund’s performance or indicative of the Fund’s future performance.

18. Comment: We note your intention to present quarterly performance net of fees for the ten year period starting in 2009 and that the Predecessor Fund assumed the performance of an Affiliated Party which commenced operations in 2007. Please advise why your presentation starts in 2009 instead of ‘since inception’ and confirm that the exclusion of quarterly return information for 2007 and 2008 does not present an inaccurate view of historical returns or return volatility.

Response: The Registrant presents the quarterly performance net of fees for the ten year period starting in 2009 in reliance on the no-action letter issued to MassMutual Institutional Funds (Pub. Avail. Sept. 28, 1995) (the “MassMutual Letter”). The MassMutual Letter notes that returns should be included for the preceding ten year period and since inception returns would be included if the fund has been in existence for less than ten years.

Investment Management Fee (page 20)

19. Comment: Explain supplementally your basis for excluding fees and expenses of the Fund for a particular quarter when calculating “NAV” for purposes of the Investment Management Fee. Consider whether using the term “NAV” is not misleading in this circumstance. To the extent that excluding certain fees and expenses may increase the advisory fee, that fact should be stated clearly and your disclosure should explain how the advisory agreement defines excludable fees and expenses. In addition, please tell us the policies and procedures in place to determine the appropriateness of excluding certain items and managing such conflicts.

Response: The Registrant confirms that it will not exclude Fund fees and expenses when calculating the Investment Management Fee and will revise the disclosure in the Prospectus and SAI as follows:

The Fund pays to the Investment Manager an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Investment Manager to the Fund. Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager a quarterly Investment Management Fee equal to 0.50% on an annualized basis of the Fund’s net assets as of each quarter-end. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. NAV means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund~~; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any quarter, NAV will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Investment Manager for that quarter~~.

Conflicts of Interest (page 23)

20. Comment: Delete or revise appropriately the phrase “and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.” A provision purporting to waive compliance with the Securities Act of 1933 is void. See Section 14 of the Securities Act.

Response: The Registrant will delete this disclosure as requested.

Credit Facility (page 25)

21. Comment: We note your disclosure that the Fund “may enter into one or more credit agreements.” With a view to disclosure, please advise us of the size, timing and purpose of any intended near- term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Response: The Registrant confirms supplementally that it does not anticipate entering into a credit agreement in the near-term.

Statement of Additional Information

Fundamental Policies (page 3)

22. Comment: Disclose the Fund’s fundamental policy with regard to purchasing commodities. See Item 17 of Form N-2.

Response: The Registrant will add the following disclosure as the seventh item in the list beneath the heading “FUNDAMENTAL POLICIES” on page 3 of the Statement of Additional Information:

(7) Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

23. Comment: Confirm that the statement “the Fund will invest over 25% of its total assets in the securities of companies in the real estate industry” in the Fund’s concentration policy is accurate.

Response: The Registrant will remove the exception that it will invest over 25% of its total assets in the securities of companies in the real estate industry from its fundamental policy on concentration.

Independent Trustees (page 11)

24. Comment: The occupation column in the table relating to certain trustees does not appear to include all information covering the past 5 years. Please either revise the table to include all occupational information for the past 5 years or explain to us why such information is not necessary (e.g., retirement).

Response: The Registrant confirms that it will revise the information included in the table beneath the sub-heading “Independent Trustees” in the Statement of Additional Information to reflect that Messrs. Lee and Seyferth are retired.

Committees of the Board of Trustees (page 14)

25. Comment: Please disclose the members of each committee listed on page 14.

Response: The Registrant will disclose the names of the members of each committee listed on page 14 in the amendment to the Fund’s Registration Statement.

Part C: Other Information

Item 15. Financial Statements and Exhibits

26.	Comment: Please file the finalized exhibits once they are available.

Response: The Registrant confirms that finalized exhibits will be filed when they are available.

Item 30. Indemnification

27. Comment: Please provide the disclosures regarding the undertaking required by Rule 484(b)(3). See Instruction to Item 30 of Form N-2.

Response: The Registrant confirms that the disclosure regarding the undertaking required by Rule 484(b)(3) will be included in the amendment to the Fund’s Registration Statement.

Signatures

28. Comment: Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response: The Registrant confirms that signature lines for the required officers and at least a majority of the Funds’ trustees will be included in the amendment to the Fund’s Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc:	Jay Williamson, Securities and Exchange Commission